# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Westin Acquisition Corp., CIK 0002076192
CUSIP: G9584S106
Title of class of securities: Class A ordinary shares, par value $0.0001
Address of issuer's principal executive offices: Suite 1165-L, 3 Coleman Street #03-24, Singapore, Singapore (U0), 179804
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-26-028387
Filed by CIK 0001279891

## Reporting persons
- Wolverine Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 159,914; sole dispositive power 0; shared dispositive power 159,914; aggregate amount beneficially owned 159,914 (2.65% of the class)
- Wolverine Holdings, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 159,914; sole dispositive power 0; shared dispositive power 159,914; aggregate amount beneficially owned 159,914 (2.65% of the class)
- Christopher L. Gust: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 159,914; sole dispositive power 0; shared dispositive power 159,914; aggregate amount beneficially owned 159,914 (2.65% of the class)
- Robert R. Bellick: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 159,914; sole dispositive power 0; shared dispositive power 159,914; aggregate amount beneficially owned 159,914 (2.65% of the class)

## Item 1. Issuer
Name of issuer: Westin Acquisition Corp.
Address of issuer's principal executive offices: Suite 1165-L, 3 Coleman Street #03-24, Singapore 179804

## Item 2. Person Filing
Name of person filing:
Wolverine Asset Management, LLC
Wolverine Holdings, LLC
Christopher L. Gust
Robert R. Bellick
Address of principal business office or, if none, residence:
c/o Wolverine Asset Management, LLC
175 West Jackson Boulevard, Suite 340
Chicago, IL 60604
Citizenship:
Wolverine Asset Management, LLC - Illinois
Wolverine Holdings, LLC - Delaware
Christopher L. Gust - U.S. Citizen
Robert R. Bellick - U.S. Citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Wolverine Asset Management, LLC ("WAM") is an investment adviser and has voting and dispositive power over 159,914 of the Issuer's Class A ordinary shares. The sole member and manager of WAM is Wolverine Holdings, LLC ("Wolverine Holdings"). Robert R. Bellick and Christopher L. Gust, may be deemed to control Wolverine Holdings in their roles as Managers of Wolverine Holdings. Each of Wolverine Holdings, Mr. Bellick, and Mr. Gust have voting and dispositive power over 159,914 of the Issuer's Class A ordinary shares.
Percent of class: WAM may be deemed the beneficial owner of 2.65% of the Issuer's outstanding Class A Ordinary Shares and each of Wolverine Holdings, Mr. Bellick, and Mr. Gust may be deemed the beneficial owner of 2.65% of the Issuer's outstanding Class A Ordinary Shares. Percentages were calculated by dividing the number of shares deemed beneficially owned by each reporting person by 6,042,500 (the number of Class A ordinary shares outstanding as of June 30, 2026 according to the Issuer's 10-K filed September 29, 2026).
Shared power to vote or to direct the vote: WAM has shared power to vote or direct the vote of 159,914 of the Issuer's Class A ordinary shares, and each of Wolverine Holdings, Mr. Bellick, and Mr. Gust has shared power to vote or direct the vote of 159,914 of the Issuer's Class A ordinary shares, in each case as set forth in Item 4(a) above.
Shared power to dispose or to direct the disposition: WAM has shared power to dispose, or direct the disposition, of 159,914 of the Issuer's Class A ordinary shares, and each of Wolverine Holdings, Mr. Bellick, and Mr. Gust has shared power to dispose, or direct the disposition, of 159,914 of the Issuer's Class A ordinary shares, in each case as set forth in Item 4(a) above.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11240.14.,A.-11.

## Signatures
- Wolverine Asset Management, LLC: /s/ Kenneth L. Nadel, Kenneth L. Nadel, Chief Operating Officer (10/05/2026)
- Wolverine Holdings, LLC: /s/ Christopher L. Gust, Christopher L. Gust, Manager (10/05/2026)
- Christopher L. Gust: /s/ Christopher L. Gust, Christopher L. Gust (10/05/2026)
- Robert R. Bellick: /s/ Robert R. Bellick, Robert R. Bellick (10/05/2026)